Galvin and Mathews FBA Inc.
Sunday Golf
Balance Sheet
For The Years Ended December 31, 2023 and 2022

	Total	
	Dec 31, 2022	Dec 31, 2023
ASSETS		
Current Assets		
10000 Cash	$115,804.75	$486,320.93
11000 Accounts Receivable (A/R)	$231,406.31	$161,648.89
Total Current Assets	**$347,211.06**	**$647,969.82**
Other Current Assets		
11100 Amazon Carried Balances	$77,635.46	$132,784.38
11500 Shopify Carried Balances	$13,339.57	$27,905.44
12000 Inventory	$1,213,586.91	$1,780,034.13
12500 Prepaid Expenses	$0.00	$21,243.35
Total Other Current Assets	**$1,304,561.94**	**$1,961,967.30**
Total Current Assets	**$1,651,773.00**	**$2,609,937.12**
14000 Fixed Assets	$146,093.99	$229,041.47
14999 Accumulated Depreciation	-$127,458.76	-$134,477.50
Total Fixed Assets	**$18,635.23**	**$94,563.97**
TOTAL ASSETS	**$1,670,408.23**	**$2,704,501.09**
LIABILITIES AND EQUITY		
Current Liabilities		
20000 Accounts Payable (A/P)	$459,153.05	$642,836.88
21000 Credit Cards	$42,698.22	$54,371.34
22100 Payroll Liabilities	$5,501.83	$8,831.95
22150 Shopify Sales Tax Collected	$0.00	$39,622.85
Total Current Liabilities	**$507,353.10**	**$745,663.02**
Non-Current Liabilities		
22300 Loan Payable	$810,820.63	$489,600.06
Total Non-Current Liabilities	**$810,820.63**	**$489,600.06**
Total Liabilities	**$1,318,173.73**	**$1,235,263.08**
Equity		
30010 Capital Stock	$1,000.00	$1,000.00
30050 APIC	$331,920.00	$1,413,643.13
30020 Preferred Stock	$0.00	$89.38
31000 Retained Earnings	-$62,801.61	$19,314.50
Net Income	$82,116.11	$35,191.00
Total Equity	**$352,234.50**	**$1,469,238.01**
TOTAL LIABILITIES AND EQUITY	**$1,670,408.23**	**$2,704,501.09**

Galvin and Mathews FBA Inc.
Sunday Golf
Profit and Loss
For The Years Ended December 31, 2023 and 2022

	Total	
	Jan - Dec 2022	Jan - Dec 2023
Income		
40000 Sales		
40100 Amazon Sales	$1,725,133.09	$2,361,915.63
40150 Amazon Refunds	-$154,072.15	-$221,617.33
40110 Amazon Promotions	-$6,239.73	-$6,071.46
Total 40100 Amazon Sales	**$1,564,821.21**	**$2,134,226.84**
40200 Shopify Sales	$1,984,887.23	$4,006,310.32
40290 Shopify Refunds	-$74,843.12	-$237,279.75
40280 Shopify Discounts	-$248,276.09	-$558,303.74
Total 40200 Shopify Sales	**$1,661,768.02**	**$3,210,726.83**
40300 Wholesale Sales	$1,374,757.14	$1,256,449.45
40330 Discounts/Chargebacks	-$26,942.25	-$57,469.87
Total 40300 Wholesale Sales	**$1,347,814.89**	**$1,198,979.58**
Total 40000 Sales	**$4,574,404.12**	**$6,543,933.25**
50000 Cost of Goods Sold	**$1,692,540.82**	**$2,054,652.72**
Gross Profit	**$2,881,863.30**	**$4,489,280.53**
Expenses		
60000 Payroll Expenses	$440,210.46	$945,880.46
70000 Advertising & Marketing	$990,339.76	$1,491,577.22
71000 Amazon FBA Expenses	$549,707.13	$741,829.46
72000 3PL Fullfillment + Shipping	$518,930.02	$921,799.40
73300 Bank and Sales Transaction Fees	$59,922.79	$105,059.08
74100 Meals & Entertainment	$3,379.81	$9,455.21
74300 Travel	$6,421.10	$12,317.41
75100 Rent & Lease	$27,610.00	$34,160.07
75400 Office Expenses	$11,783.75	$25,669.05
76120 Dues & subscriptions	$71,285.75	$96,966.17
76130 Insurance	$17,044.38	$8,211.26
Total Expenses	**$2,696,634.95**	**$4,392,924.79**
Net Operating Income	**$185,228.35**	**$96,355.74**
79000 Federal & State Taxes	$21,989.43	$15,000.00
90300 Interest Paid	$51,614.33	$35,022.16
90000 Depreciation	$27,146.76	$7,018.74
90400 Charitable Contributions	$2,361.72	$4,123.84
Net Income	**$82,116.11**	**$35,191.00**

Galvin and Mathews FBA Inc.
Sunday Golf
Statement of Cash Flows
For The Years Ended December 31, 2023 and 2022

| | Total | |
	Jan - Dec 2022	Jan - Dec 2023
OPERATING ACTIVITIES		
Net Income	$82,116.11	$35,191.00
Clearing Account & Reserve Balances	-$10,017.13	-$69,792.29
Depreciation	$27,146.76	$7,018.74
Accounts Payable	$399,079.54	$222,838.80
Credit Card Payable	$31,963.73	$11,673.12
Accounts Receivable	-$132,155.77	$69,757.42
Inventory	-$673,515.48	-$587,690.57
Net cash provided by operating activities	**-$275,382.24**	**-$311,003.78**
INVESTING ACTIVITIES		
Fixed Assets	-$3,558.67	-$82,947.48
Net cash provided by investing activities	**-$3,558.67**	**-$82,947.48**
FINANCING ACTIVITIES		
Capital Stock	$0.00	$0.00
APIC	$170.00	$1,081,723.13
Preferred Stock	$0.00	$89.38
Notes Payable	$95,955.97	-$317,422.57
Net cash provided by financing activities	**$96,125.97**	**$764,389.94**
Net cash increase for period	**-$182,814.94**	**$370,438.68**

Galvin and Mathews FBA Inc.
Sunday Golf
Statement of Changes In Shareholders Equity
For The Years Ended December 31, 2023 and 2022

	Captial Stock		Aditional Paid In Capital	Retained Earnings	Total Shareholders' Equity
	Number	Amount			
Balance at December 31, 2021	10,000,000	$1,000.00	$331,750.00	-$62,801.61	$269,948.39
LLC to Stock Corporation Legal Conversion			$170.00		$170.00
Net Income				$82,116.11	$82,116.11
Balance at December 31, 2022	10,000,000	$1,000.00	$331,920.00	$19,314.50	$352,234.50
Preferred Stock - Lead Investor	83,333	8.33	$99,990.67		$99,999.00
Preferred Stock - EB SPV	601,989	60.20	$722,326.80		$722,387.00
Preferred Stock - NB SPV	208,436	20.84	$312,633.16		$312,654.00
WeFunder Share Issuance Fees			-$53,227.49		-$53,227.49
Net Income				$35,191.00	$35,191.00
Balance at December 31, 2023	10,893,758	$1,089.38	$1,413,643.13	$54,505.50	$1,469,238.01

*Reduction of Proceeds Method was followed for the fees from WeFunder to lower the additional paid in capital from the raise.

GALVIN AND MATHEWS FBA INC.
SUNDAY GOLF
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2023 & 2022

Organization and Nature of Activities

Galvin and Mathews FBA Inc. DBA Sunday Golf (the “Company”) is a corporation under the state of California domiciled in California. The Company is a golf bag, equipment, and lifestyle brand that connects with the rapidly growing demographic of new and casual golfers.

Summary of Significant Accounting Policies

Fiscal Year
The Company operates on a December 31st year-end.

Principles and Basis of Accounting
The Company's financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”)

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition, or changes in consumer taste.These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2023, the Company held no cash equivalents.

Accounts Receivable
The Company’s accounts receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company’s receivables, net of the allowance for doubtful accounts represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2023, the Company has recorded $0 as an allowance for doubtful accounts.

Inventory
The Company's inventory is valued using the cost method, which is in compliance with GAAP. Under this method, inventory is valued at its historical cost, which includes all costs associated with acquiring or producing the inventory, such as purchase cost, freight-in, direct labor costs, and overhead costs.

GALVIN AND MATHEWS FBA INC.
SUNDAY GOLF
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

Fixed Assets
The company's fixed assets are recorded on the balance sheet at their historical cost, which includes all costs associated with the acquisition, construction, or development of the asset. These costs include the purchase price, shipping and handling fees, installation costs, and any other costs incurred to make the asset ready for its intended use. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. Mold Costs are depreciated over two or three years and assessed annually. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Long-Term Debt
The Company carries four separate debt agreements from related parties. Two directly with shareholders and two with companies that a shareholder holds a significant interest in. These agreements have the option to be renewed at the end of the 2024 calendar year. The interest is currently set at a favorable rate of 3% apr from when the agreements were created. The balance of these debt agreements equals $489,600.06 as of December 31, 2023.

Related Party Transactions
The Company entered into various transactions with related parties, which are disclosed in the Long-Term Debt notes. All transactions were conducted on an arm's length basis.

Commitments and Contingencies
The Company is not currently a party to any material commitments or contingencies.

Subsequent Events
Management has evaluated subsequent events through March 31, 2024, the date the financial statements were available to be issued. No subsequent events have occurred that would require adjustment to, or disclosure in, these financial statements.

Income Taxes
Accrued and deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit. The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating income during fiscal years 2023 and 2022. The Company is subject to franchise and income tax filing requirements in the State of California.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

Cost of Goods Sold (COGS)

The Company is using the first in first out (FIFO) method to calculate the cost of goods sold. This method assumes that the oldest items in inventory are sold first, and therefore the cost of that inventory is used to calculate COGS. This method results in a lower net income and lower tax liability, as it assumes that the cost of inventory increases over time.

Depreciation

The GAAP method of depreciation used by the Company is the straight-line method, which allocates an equal amount of the asset's cost for each year of its useful life. Under the straight-line method, the annual depreciation expense is calculated by dividing the cost of the asset by its estimated useful life. This results in a fixed amount of depreciation expense each year, which is recorded on the income statement as a non-cash expense. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Corporation Tax and Legal Conversion

The Company converted to a C Corporation for tax purposes on January 1, 2021. On May 11, 2022, the members of the company signed LLC resolutions approving the conversion and the approved conversion package. The resolution adopted by the members of the company on May 11, 2022, authorized, empowered, and directed the company to transfer and convert from a California limited liability company to a California stock corporation, pursuant to the Cal. Corp. Code § 17710.02(a) Conversion of entities. This resolution serves as the legal basis for the conversion and establishes the company's new legal structure and name. **August 3, 2022,** is the effective date of acceptance of the California stock corporation conversion by the State of California.

Equity

The Company's articles of incorporation show an authorized pool of 50,000,000 shares, consisting of three classes of shares to be designated, respectively, "Class A Common Stock," "Class B Common Stock," and "Class C Preferred Stock." The total number of shares of Class A Common Stock that this corporation shall have the authority to issue is 32,080,000, each with a par value of $0.0001. The total number of shares of Class B Common Stock that this corporation shall have the authority to issue is 11,750,000, each with a par value of $0.0001. The total number of shares of Class C Preferred Stock that this corporation shall have the authority to issue is 6,170,000 shares, each with a par value of $0.0001. As of December 31, 2023, the company has issued 10,000,000 shares of Class A Common Stock and 893,758 of Class C Preferred Stock and has an additional paid in capital balance of $1,413,643.13.

Equity Incentive Plan

The Company Equity Incentive Plan is a program that offers Class B Common stock awards to eligible recipients, including employees, directors, and consultants. The plan provides for various types of stock awards, including incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock awards, restricted stock unit awards, and other stock awards. The purpose of the plan is to incentivize eligible recipients to provide maximum efforts for the success of the company and to benefit from increases in the value of the company's common stock. The plan is administered by the Board, which has the power to delegate administration to a committee or committees. The Board has various powers within the limitations of the plan to carry out the objectives of the program. The value of the Class B Common Stock determined by the Board in compliance with Section 409A of the Code or, in the case of an Incentive Stock Option, in compliance with Section 422 of the Code. The expense recognized is planned to be based on the fair value of the stock awards at the grant date. Once the fair value of the stock awards is determined, the expense is recognized over the vesting period of the awards on the income statement. The expense recognized should be adjusted for any estimated forfeitures of the awards.

Section 1202 (QSBS)

It appears that the company underwent a conversion from a Limited Liability Company (LLC) to a C Corporation for tax purposes effective January 1, 2021, which was accepted by the IRS. This change in tax status has implications for the application of Section 1202 of the Internal Revenue Code.

Section 1202 allows for a tax exclusion on gains from the sale of qualified small business stock (QSBS), which are shares of stock issued by a C corporation that meets certain requirements. One of these requirements is that the stock must have been acquired by the taxpayer at original issuance in exchange for money or property, and the stock must have been held for more than five years. The exclusion can be up to 100% of the gain on the sale of QSBS, subject to certain limitations.

In the Company's case, the conversion to a C Corporation status is important for the application of Section 1202, as only C Corporations can issue QSBS. As a result, it is important that your company has correctly converted to a C Corporation for tax purposes to ensure that any potential gains on the sale of qualified small business stock can be excluded under Section 1202.

It is also important to note that the conversion from an LLC to a C Corporation does not affect the percentage of ownership interest that each shareholder holds in the company. While the form of ownership interests will change from LLC membership interests to Corporation shares, the percentage of an ownership interest will remain the same. This means that the conversion to a C Corporation will not impact your percentage of ownership interest in the company, but it will impact the tax treatment of any gains from the sale of qualified small business stock.

Overall, based on my financial analysis review, it appears that the conversion to a C Corporation for tax purposes on January 1, 2021, was the appropriate step for your company to take to ensure that any potential gains on the sale of qualified small business stock can be excluded under Section 1202. Lastly, if a member of an LLC fully converts their membership interest to a domestic C corporation and receives stock in exchange, then the QSBS rules would apply to the stock received as long as all other QSBS requirements are met.